UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ample Foods, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 23, 2015

Physical address of issuer
55 Rodgers Street, San Francisco, CA 94103

Website of issuer
http://amplemeal.com

Current number of employees
9

	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	$835,358.20	$641,338.00
Cash & Cash Equivalents	$439,313.63	$307,993.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$944,882.34	$964,592.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$5,367,647.13	$1,445,639.00
Cost of Goods Sold	$2,459,626.25	$1,477,826.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,703,390.54	-$1,636,050.00

APRIL 30, 2019

FORM C-AR

Ample Foods, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Ample Foods Inc, a Delaware corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at http://amplemeal.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Ample Foods, Inc. (the "***Company***") is a Delaware corporation, formed on October 23, 2015. The Company is currently conducting business under the name of Ample Foods.

The Company is located at 55 Rodgers Street, San Francisco, CA 94103 and has a website located at http://amplemeal.com.

The Company primarily conducts business from its headquarters in San Francisco, California.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business
The Company creates and markets Ample, a nutritious meal replacement drink with high quality ingredients (the "***Product***") designed to make it easy for busy, health-conscious people to eat well when pressed for time. The Company sells online directly to its consumers, with both one-time-purchase and subscription-based revenue models.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. These adverse conditions could affect the Company's financial condition and the results of its operations.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has not achieved profitable results and will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern.

While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so. The Company will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

The Company may have difficulty obtaining additional funding and the Company cannot assure you that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued under Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may face potential difficulties in obtaining capital.
The Company may have difficulty raising capital in the future as a result of, among other factors, its unprofitability, the inherent business risks associated with the Company, and present and future market conditions. The Company's future sources of revenue may not be sufficient to meet its future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company may be adversely affected if found to have been non-compliant with the FDA regulations because of its employees, suppliers, or contractors.
The Products and marketing of the Products must be compliant with Food and Drug Administration (the "***FDA***") regulations. The Company trusts its employees and contractors with ensuring that the Company's labels and website are FDA compliant and factually accurate. If contractors manufacturing the Products fail to satisfy the FDA safety standards, the Company could be adversely affected and subject to harsh penalties.

The Company depends on suppliers and contractors to meet its regulatory and contractual obligations to its customers and conduct its operations.
Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with FDA or customer requirements in a timely and cost-effective manner. Likewise, the quality of the Products may be adversely impacted if a contractor or a supplier of the Products' ingredients do not meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component.

The Products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing contractor could delay shipments of completed Products to us adversely affecting our business and results of operations.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. Because every customer's taste preferences and reactions of the organism to the Products are different, there may be times when customers dislike the Products. The customers who dislike the Products may leave negative reviews on the Internet, including on Amazon, which may influence other potential customers' opinion about the Products and decrease the Company's sales. This may result in negative public opinion about the Company and the Products. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Connor Young, who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Connor Young, although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Connor Young or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on

less advantageous terms to retain or attract customers, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of the Products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. The main competing products are Soylent, Huel, and Bear Power Foods. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, improving and maintaining the safety and efficacy of the Products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our trademark rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of the Products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities of the Company.

The Company may compensate affiliates and partners for promotional activities.
Certain of the Company's existing stockholders and other affiliates and partners of the Company may be compensated as a result of their efforts to promote the success of the Company. The interests of these parties may not always coincide with the Company or purchasers of the Company's stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

The Company creates and markets Ample, a nutritious meal replacement drink. The Company sells direct online to its consumers, with one-time-purchase and subscription revenue models.

History of the Business
The Company was founded in October 2015 by Connor Young.

The Company's Products

Product	Description	Current Market
Ample	Ample original, Ample K, and Ample V are three single-serve meal replacement drinks that align with particular dietary needs.	The Company's market category is busy and health-conscious people who struggle maintaining their high-quality diet when time is short.

Competition
The Company competes with other meal replacement companies, as well as other convenient meal and snack options. The Company's primary competitors include Soylent, Huel, and Bear Power Foods.

Supply Chain and Customer Base
The Company utilizes a manufacturing partner, a third-party logistics partner to warehouse and distribute the Products to customers, and several quality ingredient suppliers. The Company also requires ecommerce storefront and marketing resources (such as Shopify) to host its website, and additional channels to market the Products (such as Amazon).

The Company's customer base is primarily busy and health-conscious consumers. Demographics have been primarily male (70/30%), age 25-50 in metropolitan areas. They often work white-collar jobs and work out, but struggle to find time to make a healthy meal for themselves.

Intellectual Property

Trademarks

Registration#	Goods	Mark	File Date	Registration Date	Country
5520372	Meal replacement drinks	Ample	December 22, 2016	July 17, 2018	USA

Governmental/Regulatory Approval and Compliance
The Products and marketing of the Products must be compliant with the rules and regulations of the Food and Drug Administration ("***FDA***"). Information on the Company's labels and website must be FDA compliant and factually accurate. The Products must satisfy the FDA safety standard.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Connor Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer and President, Ample Foods, Inc. (October 2015 – present). Oversees the Company's general operations, including talent scouting, mission planning, strategies, fund raising, and acting as the Company's spokesperson.

Education
B.A. Biology, St. Olaf College, 2011

Name
Julie Zimmerman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Product Development, Ample Foods, Inc. (2016 – present). Leads the Company's product development and expansion efforts, overseeing the creation of new flavors and form flavors to accelerate the Company's growth.

Education
B.Sc. Food Science, University of Illinois at Urbana-Champaign
M.Sc. Food Science, University of Minnesota-Twin Cities

Name
Amauri Campos

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Marketing, Ample Foods, Inc. (August 2018 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Marketing, Ample Foods, Inc. (August 2018 – present). Leads the Company's brand development and marketing strategy.

Education
B.A. Marketing, Universidade Estacio de Sa; Certificate, Digital Media Marketing, New York University

---

Name
Rona Chen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director of Operations, Ample Foods, Inc. (March 2016 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Operations, Ample Foods, Inc. (– present). Oversees the Company's supply chain and operational infrastructure.

Education
B.A. Psychology, Georgetown University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities pursuant to Regulation CF:

Type of security	Common Stock
Amount outstanding	5,584,841
Voting Rights	1 vote per share of Common Stock.
Anti-Dilution Rights	Yes. Certain holders of the Common Stock have a Right of First Refusal.
How this security may limit or dilute the **securities** issued pursuant **to Regulation CF**	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the securities issued pursuant to the Regulation CF.

Type of security	Series Seed 1 Preferred and Series Seed 2 Preferred
Amount outstanding	6,845,135 (3,243,887 and 3,601,248)
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the securities issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the securities issued pursuant to the Regulation CF.

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	792,849
Voting Rights	None.
Anti-Dilution Rights	None.

As of April 30, 2019, the Company has the following debt outstanding: (i) $499,000 through a working capital loan from CircleUp Credit (up to $500,000), and (ii) a revolving business credit line in the amount of $77,000 from American Express. No debt is in default and the Company has not missed any of its payments.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	792,849	$792,849	January 16, 2019	Regulation CF
Common Stock	5,584,841	$0.00	October 23, 2015	Section 4(a)(2)
Preferred Stock (inclusive of Series Seed 1 and Series Seed 2)	6,845,135	$1,999,996.92	May 3, 2018	Section 4(a)(2)

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Connor Young	36.67%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA are attached hereto as Exhibit A.

Recent Tax Return Information

Total Revenue	Net Income	Taxable Income	Total Tax
$2,908,021.00	-$2,703,391.00	-$2,679,909.00	$1,676.00

Operations
The Company does not expect to achieve profitability in the next 12 months and intends to focus on executing its business strategy.

Liquidity and Capital Resources
As of December 2018, we had $439,313.63 cash on hand, which will be used to execute our business strategy. The Company has the following sources of capital: cash on hand, planned future monetization.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties, Material Changes and Other Information
None

Restrictions on Transfer
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "***Member of the family***" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother /father /daughter /son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities issued pursuant to the Regulation CF or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/ Connor Young
(Signature)

DocuSigned by:
26024FF030B1436...

Connor Young
(Name)

President and Chief Executive Officer
(Title)

4/30/19
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Connor Young
(Signature)

DocuSigned by:
26024FF030B1436...

Connor Young
(Name)

Director
(Title)

4/30/19
(Date)

EXHIBIT A

Financial Statements

I, Connor Young, the President and Chief Executive Officer of Ample Foods, Inc. (the "***Company***"), hereby certify that:

(1) the financial statements of the Company thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Company included in this Form C-AR reflects accurately the information reported on the tax return for Company filed for the fiscal year ended December 2018; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

/s/ Connor Young

DocuSigned by:

26024FF030B1436...

Name: Connor Young

Title: President and CEO

Date: April 30, 2019

Ample Foods
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Cash - Checking SVB	414,082.67
1030 PayPal Cash	21,533.18
1040 Amazon Bank	3,697.78
Total Bank Accounts	**$ 439,313.63**
Other Current Assets	
1200 Other Receivable	
1240 Employee Advances	2,568.45
Total 1200 Other Receivable	**$ 2,568.45**
1300 Inventory	
1310 Finished Goods Inventory	328,335.00
1320 Raw Materials Inventory	10,731.04
Total 1300 Inventory	**$ 339,066.04**
1400 Prepaid Expenses & Other	
1410 Prepaid Expenses	30,110.08
Total 1400 Prepaid Expenses & Other	**$ 30,110.08**
Total Other Current Assets	**$ 371,744.57**
Total Current Assets	**$ 811,058.20**
Other Assets	
1950 Deposits - Long Tern	24,300.00
Total Other Assets	**$ 24,300.00**
TOTAL ASSETS	**$ 835,358.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
2010 Accounts Payable	27,998.00
Total 2000 Accounts Payable	**$ 27,998.00**
Total Accounts Payable	**$ 27,998.00**
Credit Cards	
2025 Amex - 61017 - Connor	-584,306.86
2026 Amex - 62007 - Connor	-143,943.75
2035 Amex - 61009 - Rona	211,231.69

2045 Amex - 61025 - Jeff	189,741.97
2065 Amex - 61033 - Julie	11,054.29
2067 Amex - 63054 - Lauralynn	23,115.05
2070 Amex - 61041 - Christine	316,629.70
2071 Amex - 61074 - Stephanie	6,121.77
2072 Amex - 61066 - Emily	7,246.64
2073 Amex - 61090 - Amauri	39,400.71
Total Credit Cards	**$ 76,291.21**
Other Current Liabilities	
2200 Accrued Liabilities	
2210 Accrued Expenses	137,723.35
2225 Payroll Taxes Payable	1,796.73
2230 Accrued PTO	15,355.74
2235 Debt Issuance Costs	-5,833.34
Total 2200 Accrued Liabilities	**$ 149,042.48**
2400 Other Current Liabilities	
2410 Deferred Revenue	422,005.23
2420 Deferred Rent	1,107.37
2575 Loan Payable	268,438.05
Total 2400 Other Current Liabilities	**$ 691,550.65**
Total Other Current Liabilities	**$ 840,593.13**
Total Current Liabilities	**$ 944,882.34**
Total Liabilities	**$ 944,882.34**
Equity	
3010 Common Stock	558.48
3140 Series Seed 1 Preferred Stock	324.39
3160 Series Seed 2 Preferred Stock	360.12
3240 Series Seed 1 - APIC	2,024,751.78
3250 Series Seed 1 - Issuance Costs	-35,426.75
3260 Series Seed 2 - APIC	2,908,367.89
3290 Treasury Stock	-618.32
3900 Retained Earnings	-2,304,451.19
Net Income	-2,703,390.54
Total Equity	**-$ 109,524.14**
TOTAL LIABILITIES AND EQUITY	**$ 835,358.20**

Ample Foods

Profit and Loss by Month

January - December 2018

	Jan 2018	Feb 2018	Mar 2018	Apr 2018	May 2018	Jun 2018	Jul 2018	Aug 2018	Sep 2018	Oct 2018	Nov 2018	Dec 2018	Total
Income													
4000 Revenue													0.00
4010 Revenue - Product	184,170.50	262,004.00	262,474.00	263,651.00	290,379.00	256,079.00	274,419.00	262,753.38	225,808.00	237,812.00	205,588.00	182,883.00	2,908,020.88
Total 4000 Revenue	**$ 184,170.50**	**$ 262,004.00**	**$ 262,474.00**	**$ 263,651.00**	**$ 290,379.00**	**$ 256,079.00**	**$ 274,419.00**	**$ 262,753.38**	**$ 225,808.00**	**$ 237,812.00**	**$ 205,588.00**	**$ 182,883.00**	**$ 2,908,020.88**
Total Income	**$ 184,170.50**	**$ 262,004.00**	**$ 262,474.00**	**$ 263,651.00**	**$ 290,379.00**	**$ 256,079.00**	**$ 274,419.00**	**$ 262,753.38**	**$ 225,808.00**	**$ 237,812.00**	**$ 205,588.00**	**$ 182,883.00**	**$ 2,908,020.88**
Cost of Goods Sold													
5000 Cost of Sales													0.00
5010 Cost of Good Sold - Product	116,087.00	153,556.00	179,718.00	172,602.00	185,106.00	193,299.00	210,895.00	185,206.00	142,694.63	161,766.50	120,938.00	139,624.00	1,961,492.13
5020 Spoilage	313.00				2,976.00	4,366.00				6,524.00		900.01	15,079.01
5030 Cost of Goods Sold - Frt//Handl	24,085.23	34,749.72	45,102.63	34,044.12	40,481.87	41,571.99	37,052.33	41,680.14	36,122.03	36,320.02	28,225.19	29,453.71	428,888.98
5040 PayPal Fees			5,650.44	2,232.88	2,171.59	1,956.87	2,174.26	2,043.23	1,701.89	1,796.54	1,373.73	1,320.91	22,422.34
5050 Warehousing Costs										18,661.79	5,558.00	4,155.00	28,374.79
5070 Amazon Merchant Fees											1,150.00	2,219.00	3,369.00
Total 5000 Cost of Sales	**$ 140,485.23**	**$ 188,305.72**	**$ 230,471.07**	**$ 208,879.00**	**$ 230,735.46**	**$ 241,193.86**	**$ 250,121.59**	**$ 228,929.37**	**$ 180,518.55**	**$ 225,068.85**	**$ 157,244.92**	**$ 177,672.63**	**$ 2,459,626.25**
Total Cost of Goods Sold	**$ 140,485.23**	**$ 188,305.72**	**$ 230,471.07**	**$ 208,879.00**	**$ 230,735.46**	**$ 241,193.86**	**$ 250,121.59**	**$ 228,929.37**	**$ 180,518.55**	**$ 225,068.85**	**$ 157,244.92**	**$ 177,672.63**	**$ 2,459,626.25**
Gross Profit	**$ 43,685.27**	**$ 73,698.28**	**$ 32,002.93**	**$ 54,772.00**	**$ 59,643.54**	**$ 14,885.14**	**$ 24,297.41**	**$ 33,824.01**	**$ 45,289.45**	**$ 12,743.15**	**$ 48,343.08**	**$ 5,210.37**	**$ 448,394.63**
Expenses													
6000 Expenses													0.00
6100 Payroll & Related													0.00
6110 Payroll - Salaries	64,546.20	63,482.99	63,157.25	58,966.63	57,053.33	61,684.09	63,248.58	68,158.74	74,495.47	65,886.03	60,079.42	60,688.32	761,447.05
6115 Non-Cash compensation expense						-2.78					-3.10		-5.88

6135 Payroll - Employer Taxes	8,404.94	5,100.01	4,788.90	4,459.88	4,335.58	4,667.34	4,799.97	5,634.00	5,966.25	-5,747.14	3,374.72	4,550.71	50,335.16
6136 SF Gross Receipts/PR tax	1,491.99	-2,990.82	947.36	857.50	855.80	925.26	948.73	1,017.90	1,066.14	1,071.07	901.19	-4,582.55	2,509.57
6150 Payroll - Employee Benefits	2,846.68	2,846.68	2,846.68	2,440.66	2,440.66	2,440.66	2,440.66	2,443.12	2,443.12	2,550.32	2,115.72	2,115.72	29,970.68
6152 Payroll - PTO	3,698.71	544.89	3,141.03	-4,729.37	1,909.29	979.78	-3,331.15	261.24	51.25	-5,753.19	2,905.46	-2,889.44	-3,211.50
6155 Payroll - Workers Comp	752.42	752.42	752.42	715.34	698.85	740.80	755.04	795.63	851.96	777.83	726.56	726.56	9,045.83
6165 Employee Education & Training	24.94	24.94	24.94	24.94	24.94	24.94	12,024.94	24.94	9.99	949.99	14.95	9.99	13,184.44
Total 6100 Payroll & Related	**$ 81,765.88**	**$ 69,761.11**	**$ 75,658.58**	**$ 62,735.58**	**$ 67,318.45**	**$ 71,460.09**	**$ 80,886.77**	**$ 78,335.57**	**$ 84,884.18**	**$ 59,734.91**	**$ 70,114.92**	**$ 60,619.31**	**$ 863,275.35**
6200 Consultants /Contractors													0.00
6210 Consultants	51,956.20	45,607.25	44,076.35	49,010.45	46,432.00	43,670.57	34,105.43	46,641.93	19,051.16	34,196.07	46,550.02	50,825.51	512,122.94
6211 Consulting - Non-cash						25,073.68							25,073.68
Total 6200 Consultants /Contractors	**$ 51,956.20**	**$ 45,607.25**	**$ 44,076.35**	**$ 49,010.45**	**$ 46,432.00**	**$ 68,744.25**	**$ 34,105.43**	**$ 46,641.93**	**$ 19,051.16**	**$ 34,196.07**	**$ 46,550.02**	**$ 50,825.51**	**$ 537,196.62**
6300 Professional Services													0.00
6310 Professional - Actg & Payroll	4,046.40	3,745.80	4,515.80	5,759.70	6,769.50	4,382.10	3,074.50	4,467.10	3,023.40	3,493.62	1,207.32	5,983.32	50,468.56
6320 Professional - Audit/Tax/409A	200.00	200.00	-675.00	2,700.00	200.00	200.00	200.00	200.00	200.00	200.00	200.00	2,700.00	6,525.00
6330 Professional - Legal (general)			1,500.00	3,341.60	14,412.20		10,481.50	3,796.00	4,362.00	1,244.80		3,832.95	42,971.05
6345 Professional - legal(trademark)					1,299.80		952.80		495.00				2,747.60
6370 Professional Services - Recruit	1,430.28	1,434.54	1,747.21	569.48	496.78	17,562.58	16,400.19	1,192.80	21,273.55	1,696.73	1,835.68	1,497.15	67,136.97
Total 6300 Professional Services	**$ 5,676.68**	**$ 5,380.34**	**$ 7,088.01**	**$ 12,370.78**	**$ 23,178.28**	**$ 22,144.68**	**$ 31,108.99**	**$ 9,655.90**	**$ 29,353.95**	**$ 6,635.15**	**$ 3,243.00**	**$ 14,013.42**	**$ 169,849.18**
6900 Equipment & Related													0.00
6930 Equipment < $2,000			95.58		119.84	35.45		48.77	135.00		429.92		864.56

6950 Software < $2,000	1,583.64	1,997.40	1,741.87	2,158.80	1,286.61	3,105.11	1,196.31	1,152.84	811.78	1,939.54	2,030.15	1,072.66	20,076.71
Total 6900 Equipment & Related	**$ 1,583.64**	**$ 1,997.40**	**$ 1,837.45**	**$ 2,158.80**	**$ 1,406.45**	**$ 3,140.56**	**$ 1,196.31**	**$ 1,201.61**	**$ 946.78**	**$ 1,939.54**	**$ 2,460.07**	**$ 1,072.66**	**$ 20,941.27**
7100 Travel													0.00
7110 Travel - Airfare/Train	16.00	1,592.79	125.00	400.39	1,332.31	594.40	1,284.81	626.36	885.39	384.48	1,245.14	898.80	9,385.87
7120 Travel - Auto & Taxi	290.23	654.58	1,055.53	309.04	812.61	642.77	1,372.10	277.10	994.05	421.33	1,243.84	697.49	8,770.67
7130 Travel - Accomodations	141.29	708.97	593.62	-114.88	495.58	1,131.80	821.23	1,522.68	1,029.48	158.80	106.33	140.84	6,735.74
7140 Meals and Entertainment - 50%	184.15	541.36	1,150.99	45.77	408.50	116.21	1,063.12	531.23	380.07	240.23	512.96	329.89	5,504.48
7150 Gifts			59.68				117.86		44.22			322.39	544.15
Total 7100 Travel	**$ 631.67**	**$ 3,497.70**	**$ 2,984.82**	**$ 640.32**	**$ 3,049.00**	**$ 2,485.18**	**$ 4,659.12**	**$ 2,957.37**	**$ 3,333.21**	**$ 1,204.84**	**$ 3,108.27**	**$ 2,389.41**	**$ 30,940.91**
7300 Facilities													0.00
7310 Rent Expense	8,315.10	8,315.10	8,315.10	8,315.10	8,315.10	8,315.10	8,315.10	8,315.10	8,315.10	8,315.08	8,315.08	8,315.08	99,781.14
7315 Offsite Storage	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00					296.00
7316 Warehousing Expenses	1,348.95	1,348.95	1,348.95	3,277.78	1,348.95	1,841.38	992.33	1,692.05	2,288.00	-15,487.34			0.00
7320 Telephone Expense	78.20	78.39	107.55	78.55	107.27	78.27	204.35	126.08	125.96	126.87			1,111.49
7330 On-line Services	361.48	363.21	361.55	205.66	334.84	528.35	213.97	599.47	205.68	565.96	341.87	191.87	4,273.91
7335 Utilities	206.86					31.73	29.83	32.11		69.62	31.42	33.08	434.65
7340 Repairs and Maintenance	303.41	599.63	342.47	303.41	303.65	303.65	303.65	303.65	303.65	303.65	391.05	391.05	4,152.92
7345 Warehousing Costs							364.95			-364.95			0.00
7350 Bldg/Property Insurance	502.17	502.17	502.17	502.17	502.17	502.17	2,447.39	502.17			3,350.00	1,116.67	10,429.25
7365 Taxes, Licenses & Fees		750.00		1,377.37	3,156.22	-1,342.37	-2,660.96			136.00			1,416.26
7370 Office Supp/Printing/Team Bldlg	399.81	639.31	346.16	503.66	628.85	1,124.74	513.85	1,160.38	928.22	15.41	909.43	2,398.93	9,568.75
7380 Freight & Postage	1,329.00	572.55	390.83	875.34	768.85	1,130.80	739.64	863.34	600.89	346.24	1,068.37	30.07	8,715.92
Total 7300 Facilities	**$ 12,881.98**	**$ 13,206.31**	**$ 11,751.78**	**$ 15,476.04**	**$ 15,502.90**	**$ 12,550.82**	**$ 11,501.10**	**$ 13,631.35**	**$ 12,767.50**	**-$ 5,973.46**	**$ 14,407.22**	**$ 12,476.75**	**$ 140,180.29**
7500 Marketing &													0.00

Sales Expenses													
7510 Advertising and Promotion	18,547.35	31,877.89	38,914.43	40,781.04	56,274.50	37,834.92	52,172.64	67,312.86	30,124.64	49,065.17	45,453.31	49,349.54	517,708.29
7515 Commissions	1,017.28	503.71	4,661.30	-1,322.83	3,850.82	1,885.96	7,752.10	11,603.03	4,647.49	3,288.49	5,040.35	5,568.10	48,495.80
7530 Thought Leadership	99.00	333.00	99.00	99.00	99.00	99.00	99.00		-1,683.00		1,649.00	99.00	992.00
7540 Content Creation	89.00	235.65	362.36	89.00	114.90	206.33	1,751.88	61.95	235.56	49.00	6,098.00	513.55	9,807.18
7545 Website	283.00	25.00	159.00	20.00	403.00	347.00	749.16	16.16	766.00	257.00	257.00	281.00	3,563.32
7550 Merchant Account Fees	2,557.89	2,192.95	192.95	467.35	1,697.59	591.95	1,739.64	4,797.67	1,779.67	1,699.46	238.95	288.89	18,244.96
7555 Collateral	2,500.00						5,129.98	14.99	14.99				7,659.96
7560 Conference Fees		995.00					85.00			750.00			1,830.00
7565 Market Research	5,370.64	1,065.00	1,992.00	354.00	1,202.10	1,734.75	1,223.00	834.00	523.53	1,968.95	1,878.95	1,981.94	20,128.86
7570 Public Relations	29.99	29.99	29.99	29.99	29.99	29.99	29.99	0.00			25,250.00		25,459.93
7575 Customer Service related exp	566.00	326.00	86.00	326.00	326.00	326.00	326.00	871.13	137.00	86.00	35.00	35.00	3,446.13
7580 Trade Shows	700.00					1,674.20			3,675.00				6,049.20
Total 7500 Marketing & Sales Expenses	**$ 31,760.15**	**$ 37,584.19**	**$ 46,497.03**	**$ 40,843.55**	**$ 63,997.90**	**$ 44,730.10**	**$ 71,058.39**	**$ 85,511.79**	**$ 40,220.88**	**$ 57,164.07**	**$ 85,900.56**	**$ 58,117.02**	**$ 663,385.63**
7700 R&D Expenses													0.00
7710 Prototypes/ Raw Materials	265.78	247.13	380.00	608.28	7,390.56	3,580.91	113.74	30.93	158.36	102.29	736.60	41.46	13,656.04
7720 Tooling Expense									150.00				150.00
Total 7700 R&D Expenses	**$ 265.78**	**$ 247.13**	**$ 380.00**	**$ 608.28**	**$ 7,390.56**	**$ 3,580.91**	**$ 113.74**	**$ 30.93**	**$ 308.36**	**$ 102.29**	**$ 736.60**	**$ 41.46**	**$ 13,806.04**
Total 6000 Expenses	**$ 186,521.98**	**$ 177,281.43**	**$ 190,274.02**	**$ 183,843.80**	**$ 228,275.54**	**$ 228,836.59**	**$ 234,629.85**	**$ 237,966.45**	**$ 190,866.02**	**$ 155,003.41**	**$ 226,520.66**	**$ 199,555.54**	**$ 2,439,575.29**
Total Expenses	**$ 186,521.98**	**$ 177,281.43**	**$ 190,274.02**	**$ 183,843.80**	**$ 228,275.54**	**$ 228,836.59**	**$ 234,629.85**	**$ 237,966.45**	**$ 190,866.02**	**$ 155,003.41**	**$ 226,520.66**	**$ 199,555.54**	**$ 2,439,575.29**
Net Operating Income	**-$ 142,836.71**	**-$ 103,583.15**	**-$ 158,271.09**	**-$ 129,071.80**	**-$ 168,632.00**	**-$ 213,951.45**	**-$ 210,332.44**	**-$ 204,142.44**	**-$ 145,576.57**	**-$ 142,260.26**	**-$ 178,177.58**	**-$ 194,345.17**	**-$ 1,991,180.66**
Other Income													
9100 Other Income	843.63	1,800.00		534.72	121.39	0.00	881.93	2,944.95	52.32	1,353.71	1,358.53	1,127.55	11,018.73

Total Other Income	**$ 843.63**	**$ 1,800.00**	**$ 0.00**	**$ 534.72**	**$ 121.39**	**$ 0.00**	**$ 881.93**	**$ 2,944.95**	**$ 52.32**	**$ 1,353.71**	**$ 1,358.53**	**$ 1,127.55**	**$ 11,018.73**
Other Expenses													
7800 Other Operating Expenses													0.00
7815 Bank Fees	1,565.60	1,842.80	-3,396.40			0.00		9,519.75		12.00	702.50	24.00	10,270.25
7820 Dues and Subscriptions	15.00	15.00	364.00	15.00	515.00	395.00	15.00	495.00	15.00	15.00	1,065.00		2,924.00
7870 Charitable Contributions							600.00	0.00					600.00
Total 7800 Other Operating Expenses	**$ 1,580.60**	**$ 1,857.80**	**-$ 3,032.40**	**$ 15.00**	**$ 515.00**	**$ 395.00**	**$ 615.00**	**$ 10,014.75**	**$ 15.00**	**$ 27.00**	**$ 1,767.50**	**$ 24.00**	**$ 13,794.25**
9500 Interest Expense				4,634.25	5,026.55	688,288.66	585.02	860.00	1,646.94	1,776.05	2,527.77	2,413.07	707,758.31
9750 Income Taxes - State			800.00			876.05							1,676.05
Total Other Expenses	**$ 1,580.60**	**$ 1,857.80**	**-$ 2,232.40**	**$ 4,649.25**	**$ 5,541.55**	**$ 689,559.71**	**$ 1,200.02**	**$ 10,874.75**	**$ 1,661.94**	**$ 1,803.05**	**$ 4,295.27**	**$ 2,437.07**	**$ 723,228.61**
Net Other Income	**-$ 736.97**	**-$ 57.80**	**$ 2,232.40**	**-$ 4,114.53**	**-$ 5,420.16**	**-$ 689,559.71**	**-$ 318.09**	**-$ 7,929.80**	**-$ 1,609.62**	**-$ 449.34**	**-$ 2,936.74**	**-$ 1,309.52**	**-$ 712,209.88**
Net Income	**-$ 143,573.68**	**-$ 103,640.95**	**-$ 156,038.69**	**-$ 133,186.33**	**-$ 174,052.16**	**-$ 903,511.16**	**-$ 210,650.53**	**-$ 212,072.24**	**-$ 147,186.19**	**-$ 142,709.60**	**-$ 181,114.32**	**-$ 195,654.69**	**-$ 2,703,390.54**

Ample Foods
Profit and Loss by Class
December 2018

	AMZ	FAC	G&A	MKTG	OPS	R&D	SALES	Not Specified	TOTAL
Income									
4000 Revenue									0.00
4010 Revenue - Product	14,689.00							168,194.00	182,883.00
Total 4000 Revenue	**$ 14,689.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 168,194.00**	**$ 182,883.00**
Total Income	**$ 14,689.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 168,194.00**	**$ 182,883.00**
Cost of Goods Sold									
5000 Cost of Sales									0.00
5010 Cost of Good Sold - Product	6,153.00							133,471.00	139,624.00
5020 Spoilage								900.01	900.01
5030 Cost of Goods Sold - Frt//Handl	1,734.00							27,719.71	29,453.71
5040 PayPal Fees								1,320.91	1,320.91
5050 Warehousing Costs	584.00							3,571.00	4,155.00
5070 Amazon Merchant Fees	2,219.00								2,219.00
Total 5000 Cost of Sales	**$ 10,690.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 166,982.63**	**$ 177,672.63**
Total Cost of Goods Sold	**$ 10,690.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 166,982.63**	**$ 177,672.63**
Gross Profit	**$ 3,999.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 1,211.37**	**$ 5,210.37**
Expenses									
6000 Expenses									0.00
6100 Payroll & Related									0.00
6110 Payroll - Salaries			17,910.00	14,054.13	18,890.00	9,834.19			60,688.32
6135 Payroll - Employer Taxes			1,354.83	1,024.21	1,437.71	733.96			4,550.71
6136 SF Gross Receipts/PR tax			-4,582.55						-4,582.55
6150 Payroll - Employee Benefits			865.20	2.32	816.06	432.14			2,115.72
6152 Payroll - PTO			-1,375.05	-1,076.88	4.81	-442.32			-2,889.44
6155 Payroll - Workers Comp			160.84	119.71	171.86	274.15			726.56
6165 Employee Education & Training					9.99				9.99

Total 6100 Payroll & Related	**$ 0.00**	**$ 0.00**	**$ 14,333.27**	**$ 14,123.49**	**$ 21,330.43**	**$ 10,832.12**	**$ 0.00**	**$ 0.00**	**$ 60,619.31**
6200 Consultants/Contractors									0.00
6210 Consultants			10,000.00	31,810.51		9,015.00			50,825.51
Total 6200 Consultants/Contractors	**$ 0.00**	**$ 0.00**	**$ 10,000.00**	**$ 31,810.51**	**$ 0.00**	**$ 9,015.00**	**$ 0.00**	**$ 0.00**	**$ 50,825.51**
6300 Professional Services									0.00
6310 Professional - Actg & Payroll			5,983.32						5,983.32
6320 Professional - Audit/Tax/409A			2,700.00						2,700.00
6330 Professional - Legal (general)			3,832.95						3,832.95
6370 Professional Services - Recruit			1,497.15						1,497.15
Total 6300 Professional Services	**$ 0.00**	**$ 0.00**	**$ 14,013.42**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 14,013.42**
6900 Equipment & Related									0.00
6950 Software < $2,000			370.81	462.00	239.85				1,072.66
Total 6900 Equipment & Related	**$ 0.00**	**$ 0.00**	**$ 370.81**	**$ 462.00**	**$ 239.85**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 1,072.66**
7100 Travel									0.00
7110 Travel - Airfare/Train				898.80					898.80
7120 Travel - Auto & Taxi			594.95	102.54					697.49
7130 Travel - Accomodations				14.16		126.68			140.84
7140 Meals and Entertainment - 50%			187.57	142.32					329.89
7150 Gifts				322.39					322.39
Total 7100 Travel	**$ 0.00**	**$ 0.00**	**$ 782.52**	**$ 1,480.21**	**$ 0.00**	**$ 126.68**	**$ 0.00**	**$ 0.00**	**$ 2,389.41**
7300 Facilities									0.00
7310 Rent Expense		8,315.08							8,315.08
7330 On-line Services		191.87							191.87
7335 Utilities		33.08							33.08
7340 Repairs and Maintenance		391.05							391.05
7350 Bldg/Property Insurance		1,116.67							1,116.67
7370 Office Supp/Printing/Team Bldlg		2,235.93		163.00					2,398.93
7380 Freight & Postage		30.07							30.07
Total 7300 Facilities	**$ 0.00**	**$ 12,313.75**	**$ 0.00**	**$ 163.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 12,476.75**
7500 Marketing & Sales Expenses									0.00

7510 Advertising and Promotion	1,584.00			47,765.54					49,349.54
7515 Commissions							5,568.10		5,568.10
7530 Thought Leadership				99.00					99.00
7540 Content Creation				513.55					513.55
7545 Website				281.00					281.00
7550 Merchant Account Fees							288.89		288.89
7565 Market Research				1,981.94					1,981.94
7575 Customer Service related exp				35.00					35.00
Total 7500 Marketing & Sales Expenses	$ 1,584.00	$ 0.00	$ 0.00	$ 50,676.03	$ 0.00	$ 0.00	$ 5,856.99	$ 0.00	$ 58,117.02
7700 R&D Expenses									0.00
7710 Prototypes/Raw Materials						41.46			41.46
Total 7700 R&D Expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 41.46	$ 0.00	$ 0.00	$ 41.46
Total 6000 Expenses	$ 1,584.00	$ 12,313.75	$ 39,500.02	$ 98,715.24	$ 21,570.28	$ 20,015.26	$ 5,856.99	$ 0.00	$ 199,555.54
Total Expenses	$ 1,584.00	$ 12,313.75	$ 39,500.02	$ 98,715.24	$ 21,570.28	$ 20,015.26	$ 5,856.99	$ 0.00	$ 199,555.54
Net Operating Income	$ 2,415.00	-$ 12,313.75	-$ 39,500.02	-$ 98,715.24	-$ 21,570.28	-$ 20,015.26	-$ 5,856.99	$ 1,211.37	-$ 194,345.17
Other Income									
9100 Other Income								1,127.55	1,127.55
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,127.55	$ 1,127.55
Other Expenses									
7800 Other Operating Expenses									0.00
7815 Bank Fees			24.00						24.00
Total 7800 Other Operating Expenses	$ 0.00	$ 0.00	$ 24.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 24.00
9500 Interest Expense			2,413.07						2,413.07
Total Other Expenses	$ 0.00	$ 0.00	$ 2,437.07	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,437.07
Net Other Income	$ 0.00	$ 0.00	-$ 2,437.07	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 1,127.55	-$ 1,309.52
Net Income	$ 2,415.00	-$ 12,313.75	-$ 41,937.09	-$ 98,715.24	-$ 21,570.28	-$ 20,015.26	-$ 5,856.99	$ 2,338.92	-$ 195,654.69

Wednesday, Mar 13, 2019 12:47:39 PM GMT-7 - Accrual Basis

Ample Foods
Profit and Loss by Class
January - December 2018

	AMZ	FAC	G&A	MKTG	OPS	R&D	SALES	Not Specified	TOTAL
Income									
4000 Revenue									0.00
4010 Revenue - Product	21,896.00							2,886,124.88	2,908,020.88
Total 4000 Revenue	**$ 21,896.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,886,124.88**	**$ 2,908,020.88**
Total Income	**$ 21,896.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,886,124.88**	**$ 2,908,020.88**
Cost of Goods Sold									
5000 Cost of Sales									0.00
5010 Cost of Good Sold - Product	9,478.00							1,952,014.13	1,961,492.13
5020 Spoilage								15,079.01	15,079.01
5030 Cost of Goods Sold - Frt//Handl	2,603.00							426,285.98	428,888.98
5040 PayPal Fees								22,422.34	22,422.34
5050 Warehousing Costs	1,223.00							27,151.79	28,374.79
5070 Amazon Merchant Fees	3,369.00								3,369.00
Total 5000 Cost of Sales	**$ 16,673.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,442,953.25**	**$ 2,459,626.25**
Total Cost of Goods Sold	**$ 16,673.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,442,953.25**	**$ 2,459,626.25**
Gross Profit	**$ 5,223.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 443,171.63**	**$ 448,394.63**
Expenses									
6000 Expenses									0.00
6100 Payroll & Related									0.00
6110 Payroll - Salaries			241,860.29	141,301.90	143,463.51	234,821.35			761,447.05
6115 Non-Cash compensation expense			1.00			-6.88			-5.88
6135 Payroll - Employer Taxes			8,393.57	11,411.39	11,550.83	18,979.37			50,335.16
6136 SF Gross Receipts/PR tax			2,509.57						2,509.57
6150 Payroll - Employee Benefits			9,956.88	4,115.84	6,122.46	9,775.50			29,970.68
6152 Payroll - PTO			-2,447.10	-2,274.08	1,923.10	-413.42			-3,211.50
6155 Payroll - Workers Comp			2,181.67	1,237.39	1,317.57	4,309.20			9,045.83

6165 Employee Education & Training			13,159.50	14.95	9.99				13,184.44
Total 6100 Payroll & Related	**$ 0.00**	**$ 0.00**	**$ 275,615.38**	**$ 155,807.39**	**$ 164,387.46**	**$ 267,465.12**	**$ 0.00**	**$ 0.00**	**$ 863,275.35**
6200 Consultants/Contractors									0.00
6210 Consultants			56,241.71	416,434.80	5,120.00	34,326.43			512,122.94
6211 Consulting - Non-cash			25,073.68						25,073.68
Total 6200 Consultants/Contractors	**$ 0.00**	**$ 0.00**	**$ 81,315.39**	**$ 416,434.80**	**$ 5,120.00**	**$ 34,326.43**	**$ 0.00**	**$ 0.00**	**$ 537,196.62**
6300 Professional Services									0.00
6310 Professional - Actg & Payroll			50,468.56						50,468.56
6320 Professional - Audit/Tax/409A			6,525.00						6,525.00
6330 Professional - Legal (general)			42,971.05						42,971.05
6345 Professional - legal(trademark)			2,747.60						2,747.60
6370 Professional Services - Recruit			16,316.63	50,333.94	109.97	376.43			67,136.97
Total 6300 Professional Services	**$ 0.00**	**$ 0.00**	**$ 119,028.84**	**$ 50,333.94**	**$ 109.97**	**$ 376.43**	**$ 0.00**	**$ 0.00**	**$ 169,849.18**
6900 Equipment & Related									0.00
6930 Equipment < $2,000				478.69		385.87			864.56
6950 Software < $2,000		29.98	6,047.51	4,870.90	6,048.23	299.60	2,780.49		20,076.71
Total 6900 Equipment & Related	**$ 0.00**	**$ 29.98**	**$ 6,047.51**	**$ 5,349.59**	**$ 6,048.23**	**$ 685.47**	**$ 2,780.49**	**$ 0.00**	**$ 20,941.27**
7100 Travel									0.00
7110 Travel - Airfare/Train			3,643.42	898.80	1,052.20	3,791.45			9,385.87
7120 Travel - Auto & Taxi			4,661.21	1,120.67	72.23	2,916.56			8,770.67
7130 Travel - Accomodations			1,522.68	2,563.47	722.18	1,927.41			6,735.74
7140 Meals and Entertainment - 50%			3,243.27	473.82	898.55	888.84			5,504.48
7150 Gifts			59.68	366.61		117.86			544.15
Total 7100 Travel	**$ 0.00**	**$ 0.00**	**$ 13,130.26**	**$ 5,423.37**	**$ 2,745.16**	**$ 9,642.12**	**$ 0.00**	**$ 0.00**	**$ 30,940.91**
7300 Facilities									0.00
7310 Rent Expense		99,781.14							99,781.14
7315 Offsite Storage		296.00							296.00

7320 Telephone Expense		955.02		156.47					1,111.49
7330 On-line Services		4,155.89	59.96	48.11		9.95			4,273.91
7335 Utilities		434.65							434.65
7340 Repairs and Maintenance		4,152.92							4,152.92
7350 Bldg/Property Insurance		10,429.25							10,429.25
7365 Taxes, Licenses & Fees		1,416.26	0.00						1,416.26
7370 Office Supp/Printing/Team Bldlg		9,199.68	166.08	202.99					9,568.75
7380 Freight & Postage		8,686.94		28.98				0.00	8,715.92
Total 7300 Facilities	**$ 0.00**	**$ 139,507.75**	**$ 226.04**	**$ 436.55**	**$ 0.00**	**$ 9.95**	**$ 0.00**	**$ 0.00**	**$ 140,180.29**
7500 Marketing & Sales Expenses									0.00
7510 Advertising and Promotion	1,584.00			516,124.29					517,708.29
7515 Commissions				2,322.51			46,173.29		48,495.80
7530 Thought Leadership				992.00					992.00
7540 Content Creation				8,559.04		1,248.14			9,807.18
7545 Website			33.16	3,530.16					3,563.32
7550 Merchant Account Fees				2,657.20			15,587.76		18,244.96
7555 Collateral				7,659.96					7,659.96
7560 Conference Fees			995.00	750.00		85.00			1,830.00
7565 Market Research				20,128.86					20,128.86
7570 Public Relations				25,459.93					25,459.93
7575 Customer Service related exp				3,446.13					3,446.13
7580 Trade Shows				6,049.20					6,049.20
Total 7500 Marketing & Sales Expenses	**$ 1,584.00**	**$ 0.00**	**$ 1,028.16**	**$ 597,679.28**	**$ 0.00**	**$ 1,333.14**	**$ 61,761.05**	**$ 0.00**	**$ 663,385.63**
7700 R&D Expenses									0.00
7710 Prototypes/Raw Materials						13,656.04			13,656.04
7720 Tooling Expense						150.00			150.00
Total 7700 R&D Expenses	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 13,806.04**	**$ 0.00**	**$ 0.00**	**$ 13,806.04**
Total 6000 Expenses	**$ 1,584.00**	**$ 139,537.73**	**$ 496,391.58**	**$ 1,231,464.92**	**$ 178,410.82**	**$ 327,644.70**	**$ 64,541.54**	**$ 0.00**	**$ 2,439,575.29**
Total Expenses	**$ 1,584.00**	**$ 139,537.73**	**$ 496,391.58**	**$ 1,231,464.92**	**$ 178,410.82**	**$ 327,644.70**	**$ 64,541.54**	**$ 0.00**	**$ 2,439,575.29**
Net Operating Income	**$ 3,639.00**	**-$ 139,537.73**	**-$ 496,391.58**	**-$ 1,231,464.92**	**-$ 178,410.82**	**-$ 327,644.70**	**-$ 64,541.54**	**$ 443,171.63**	**-$ 1,991,180.66**

Other Income									
9100 Other Income			8,532.65					2,486.08	11,018.73
Total Other Income	**$ 0.00**	**$ 0.00**	**$ 8,532.65**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,486.08**	**$ 11,018.73**
Other Expenses									
7800 Other Operating Expenses									0.00
7815 Bank Fees			10,270.25						10,270.25
7820 Dues and Subscriptions			1,564.00		480.00	880.00			2,924.00
7870 Charitable Contributions			600.00						600.00
Total 7800 Other Operating Expenses	**$ 0.00**	**$ 0.00**	**$ 12,434.25**	**$ 0.00**	**$ 480.00**	**$ 880.00**	**$ 0.00**	**$ 0.00**	**$ 13,794.25**
9500 Interest Expense			20,662.30					687,096.01	707,758.31
9750 Income Taxes - State			1,676.05						1,676.05
Total Other Expenses	**$ 0.00**	**$ 0.00**	**$ 34,772.60**	**$ 0.00**	**$ 480.00**	**$ 880.00**	**$ 0.00**	**$ 687,096.01**	**$ 723,228.61**
Net Other Income	**$ 0.00**	**$ 0.00**	**-$ 26,239.95**	**$ 0.00**	**-$ 480.00**	**-$ 880.00**	**$ 0.00**	**-$ 684,609.93**	**-$ 712,209.88**
Net Income	**$ 3,639.00**	**-$ 139,537.73**	**-$ 522,631.53**	**-$ 1,231,464.92**	**-$ 178,890.82**	**-$ 328,524.70**	**-$ 64,541.54**	**-$ 241,438.30**	**-$ 2,703,390.54**

Wednesday, Mar 13, 2019 12:48:19 PM GMT-7 - Accrual Basis

Ample Foods
Statement of Cash Flows
December 2018

		Total
OPERATING ACTIVITIES		
Net Income		-195,654.69
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1240 Other Receivable:Employee Advances		1,000.00
1310 Inventory:Finished Goods Inventory		55,081.00
1320 Inventory:Raw Materials Inventory		571.63
1410 Prepaid Expensese & Other:Prepaid Expenses		2,563.65
2010 Accounts Payable:Accounts Payable		27,998.00
2025 Amex - 61017 - Connor		715.00
2026 Amex - 62007 - Connor		-68,376.16
2035 Amex - 61009 - Rona		32,454.81
2065 Amex - 61033 - Julie		202.96
2070 Amex - 61041 - Christine		14,501.76
2073 Amex - 61090 - Amauri		16,539.59
2210 Accrued Liabilities:Accrued Expenses		-240,221.65
2225 Accrued Liabilities:Payroll Taxes Payable		-4,582.55
2230 Accrued Liabilities:Accrued PTO		-2,889.44
2235 Accrued Liabilities:Debt Issuance Costs		583.33
2410 Other Current Liabilities:Deferred Revenue		-3,132.16
2420 Other Current Liabilities:Deferred Rent		-276.82
2575 Other Current Liabilities:Loan Payable		55,135.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**112,131.41**
Net cash provided by operating activities	**-$**	**307,786.10**
Net cash increase for period	**-$**	**307,786.10**
Cash at beginning of period		747,099.73
Cash at end of period	**$**	**439,313.63**

Wednesday, Mar 13, 2019 12:46:23 PM GMT-7

Ample Foods
Statement of Cash Flows
January - December 2018

		Total
OPERATING ACTIVITIES		
Net Income		-2,703,390.54
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1240 Other Receivable:Employee Advances		-1,343.36
1310 Inventory:Finished Goods Inventory		-48,594.00
1320 Inventory:Raw Materials Inventory		2,169.12
1410 Prepaid Expensese & Other:Prepaid Expenses		-14,931.93
2010 Accounts Payable:Accounts Payable		-19,419.06
2025 Amex - 61017 - Connor		-642,339.51
2026 Amex - 62007 - Connor		-143,943.75
2035 Amex - 61009 - Rona		199,598.39
2045 Amex - 61025 - Jeff		54,309.80
2065 Amex - 61033 - Julie		5,640.03
2067 Amex - 63054 - Lauralynn		10,324.43
2070 Amex - 61041 - Christine		302,293.06
2071 Amex - 61074 - Stephanie		6,121.77
2072 Amex - 61066 - Emily		7,246.64
2073 Amex - 61090 - Amauri		39,400.71
2210 Accrued Liabilities:Accrued Expenses		-20,676.65
2225 Accrued Liabilities:Payroll Taxes Payable		-7,132.01
2230 Accrued Liabilities:Accrued PTO		-3,211.50
2235 Accrued Liabilities:Debt Issuance Costs		-5,833.34
2410 Other Current Liabilities:Deferred Revenue		-68,957.14
2420 Other Current Liabilities:Deferred Rent		-1,570.09
2575 Other Current Liabilities:Loan Payable		268,438.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**82,410.34**
Net cash provided by operating activities	**-$**	**2,785,800.88**
FINANCING ACTIVITIES		
3010 Common Stock		-5.88
3060 SAFE		-1,880,632.00
3070 KISS		-100,000.00
3140 Series Seed 1 Preferred Stock		324.39
3160 Series Seed 2 Preferred Stock		360.12
3240 Series Seed 1 - APIC		2,024,751.78
3250 Series Seed 1 - Issuance Costs		-35,426.75
3260 Series Seed 2 - APIC		2,908,367.89
3290 Treasury Stock		-618.32
Net cash provided by financing activities	**$**	**2,917,121.23**

Net cash increase for period	**$**	**131,320.35**
Cash at beginning of period		307,993.28
Cash at end of period	**$**	**439,313.63**
Wednesday, Mar 13, 2019 12:45:45 PM GMT-7		

AMPLE FOODS, INC.

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$307,993	$205,742
Inventory	292,641	486,469
Other current assets	16,404	10,240
Total Current Assets	617,037	702,451
Non-Current Assets:		
Security deposits	24,300	0
Total Non-Current Assets	24,300	0
TOTAL ASSETS	$641,338	$702,451
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$285,057	$5,679
Accrued expenses	185,896	37,893
Deferred rent	2,677	0
Deferred revenue	490,962	245,733
Total Current Liabilities	964,592	289,305
Non-Current Liabilities:		
None	0	0
Total Non-Current Liabilities	0	0
TOTAL LIABILITIES	964,592	289,305
Stockholders' Equity (Deficit):		
Common stock (5,643,582 and 5,470,461 of $0.0001 par value shares issued and outstanding)	564	547
SAFE Instruments	1,880,632	981,000
KISS Instruments	100,000	100,000
Accumulated deficit	(2,304,451)	(668,401)
Total Stockholders' Equity (Deficit)	(323,255)	413,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$641,338	$702,451

AMPLE FOODS, INC.

STATEMENT OF OPERATIONS

Calendar Years ending December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

	2017	2016
Revenues, net	$1,445,639	$90,375
Cost of Goods Sold	1,477,826	89,593
Gross Profit	(32,187)	782
General and administrative	1,284,026	474,261
Marketing	301,900	165,020
Research and Development	23,781	31,627
Total Operating Expenses	1,609,707	670,908
Operating Loss	$(1,641,894)	$(670,126)
Other Income	5,844	22,000
Tax Provision/(Benefit)	0	800
Net Loss	$(1,636,050)	$(648,926)

AMPLE FOODS, INC.

STATEMENT OF CASH FLOWS

Calendar Years ending December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Cash Flows From Operating Activities	2017	2016
Net Loss	$(1,636,050)	$(648,926)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in inventory	193,828	(486,469)
(Increase) decrease in other current assets	(6,164)	(10,240)
(Increase) decrease in security deposits	(24,300)	0
Increase (decrease) in accounts payable	279,378	5,679
Increase (decrease) in accrued liabilities	148,003	37,893
Increase (decrease) in deferred rent	2,677	
Increase (decrease) in deferred rent	245,229	245,617
Net Cash Used In Operating Activities	(797,399)	(856,447)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from issuance of stock	17	547
Proceeds from issuance of SAFE instruments	899,632	911,000
Proceeds from issuance of KISS instruments	0	100,000
Net Cash Provided By Financing Activities	899,649	1,011,547
Net Change In Cash and Cash Equivalents	102,251	155,100
Cash and Cash Equivalents, at Beginning of Period	205,742	50,642
Cash and Cash Equivalents, at End of Period	$307,993	$205,742
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0